UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of December 2006
Commission File Number 1–13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBITS INDEX
Ex-99.1 Letter from KPMG Hong Kong dated December 14, 2006.

This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the “Company” or “CYI”) included in the Company’s Registration Statement (Registration No. 333–111106) on Form F–3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”).
1.	Recent Developments
Special general meeting of shareholders
As previously disclosed, on December 12, 2006, the Company called for a special general meeting of its shareholders in Hong Kong (the “Special General Meeting”). All the resolutions proposed at the Special General Meeting were duly passed.
A.	Change in the Company’s independent auditors
The Company is pleased to announce the appointment of KPMG, the Singapore member firm of KPMG International (“KPMG Singapore”), as the Company’s independent auditors with effect from December 12, 2006. This appointment was made at the Special General Meeting. The Company’s previous independent auditors, KPMG, the Hong Kong member firm of KPMG International (“KPMG Hong Kong”), resigned on November 6, 2006.
The reports of KPMG Hong Kong on the Company’s consolidated financial statements as of and for the years ended December 31, 2005 and 2004 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. However, KPMG Hong Kong’s report on the Company’s consolidated financial statements as of and for the years ended December 31, 2005 and 2004 contained a separate paragraph stating that “the Company recognized a provision for uncollectible loans to a related party in the amount of Rmb 205 million as of December 31, 2005.”
In connection with the audits of the two fiscal years ended December 31, 2005 and 2004 and through November 6, 2006, there were no disagreements with KPMG Hong Kong on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG Hong Kong, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.
The Company provided KPMG Hong Kong with a copy of the foregoing disclosures. Attached as Exhibit 99.1 is a copy of the letter of KPMG Hong Kong, dated December 14, 2006.
B.	Appointment of new director
The Company is pleased to announce the appointment of Mr. Matthew Richards as an independent director of the Company with effect from December 12, 2006. This appointment was made at the Special General Meeting to fill a vacancy on the board of directors.
Mr. Matthew Richards is counsel at The Serwer Law Firm LLC, a boutique international law firm based in Singapore, providing advisory services related to corporate finance and private equity transactions. Mr. Richards has been in private practice in Singapore as an international lawyer since 1999, and has worked on a variety of capital markets, mergers and acquisitions and other corporate finance transactions throughout the Asian region, particularly in Indonesia and India. From 2003 to mid 2006, Mr. Richards was an associate at Latham & Watkins, the international law firm advising the Company on US law matters. Mr. Richards holds a Graduate Diploma in Legal Practice, Bachelor of Laws and Bachelor of Asian Studies from the Australian National University.

The Company’s Board of Directors has determined that Mr. Richards is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.
Following his appointment, the Board has also appointed Mr. Richards as a member of the Audit and Compensation Committees of the Company.
The Company’s directors and executive officers as of December 12, 2006 are set forth below:

Name	Position
Teo Tong Kooi	President and Director
Gao Jia Lin	Vice President and Director
Kwek Leng Peck	Director
Gan Khai Choon	Director
Wong Hong Ren	Director
Philip Ting Sii Tien	Chief Financial Officer and Director
Tan Aik-Leang	Director
Neo Poh Kiat	Director
Matthew Richards	Director
Sheila Murugasu	General Counsel
Ira Stuart Outerbridge III	Secretary
In addition, the members of the committees of the board of directors of the Company as of December 12, 2006 are set forth below:

Audit Committee
Tan Aik-Leang (Chairman)
Neo Poh Kiat
Matthew Richards

Compensation Committee
Kwek Leng Peck (Chairman)
Neo Poh Kiat
Matthew Richards

Special Committee
Wong Hong Ren (Chairman)
Tan Aik-Leang
2.	Exhibits

99.1	Letter from KPMG Hong Kong dated December 14, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: December 14, 2006

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Philip Ting Sii Tien
Name:	Philip Ting Sii Tien
Title:	Chief Financial Officer and Director

EXHIBITS INDEX
99.1	Letter from KPMG Hong Kong dated December 14, 2006.

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